UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

TOP SHIPS INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
Y8897Y180
(CUSIP Number)

Dimosthenis Eleftheriadis 11 Kanari Street 106 71 Athens, Greece 011 (30) 210 364 0030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No.	Y8897Y180

1.	NAME OF REPORTING PERSONS Family Trading Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 22,420,000 (1)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER 22,420,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,420,000 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.33% (2)

14.	TYPE OF REPORTING PERSON CO

(1) Represents the number of Common Shares issuable upon the conversion of 13,452 Series E Perpetual Convertible Preferred Stock (the “Series E Preferred Shares”) held by Family Trading Inc. assuming conversion at a conversion price of $0.60, calculated as described in Item 6 below as of September 8, 2022.

(2) See Item 5(a)

CUSIP No.	Y8897Y180

1.	NAME OF REPORTING PERSONS The Lax Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 22,520,000 (1)(2)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER

22,520,000 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,520,000 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5% (3)

14.	TYPE OF REPORTING PERSON OO

(1) The Lax Trust is an irrevocable trust established for the benefit of certain family members of Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Issuer. The Lax Trust is the sole shareholder of Family Trading Inc., a Marshall Islands corporation and may be deemed to beneficially own all of the Common Shares beneficially owned by Family Trading, Inc.

(2) Includes 22,420,000 Common Shares issuable upon the conversion of 13,452 Series E Preferred Shares held by Family Trading Inc. assuming conversion at a conversion price of $0.60, calculated as described in Item 6 below as of September 8, 2022.

(3) See Item 5(a).

Explanatory Note:  This Amendment No. 17 (this "Amendment No. 17") amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") by Family Trading Inc. ("Family Trading") and the Lax Trust (the "Trust") on July 29, 2022 (as amended, the "Schedule 13D"). This Amendment No. 17 is being filed on behalf of Family Trading and the Trust (collectively, the “Reporting Persons”). This Amendment No. 17 is being filed to reflect the decrease in the percentage beneficial ownership of shares of common stock, par value $0.01 per share (the “Common Shares”) of TOP Ships Inc., a corporation incorporated in the Marshall Islands (the “Issuer”), resulting from an increase in the number of Common Shares issued and outstanding.

Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D filed with the Commission on July 29, 2022.

Item 1.	Security and Issuer

This Amendment No. 17 is being filed with respect to the Common Shares of the Issuer.

The address of the principal executive offices of the Issuer is:

1 Vasilisis Sofias and Megalou Alexandrou Str

15124 Maroussi

Greece

Item 2.	Identity and Background.

(d. and e.) To the best of the Reporting Persons' knowledge, none of the persons listed in Item 2, including the Trustee, have, during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

To the best of the Reporting Persons' knowledge and except as described in this Amendment No. 17, there are no material changes to this Item 2 from the Schedule 13D/A filed by the Reporting Persons with the Commission on July 29, 2022.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 17 is being filed to reflect the decrease in the percentage beneficial ownership of Common Shares resulting from an increase the number of Common Shares outstanding.

Except as set forth above, there are no material changes to this Item 3 from the Schedule 13D/A filed by the Reporting Persons with the Commission on July 29, 2022.

Item 4.	Purpose of Transaction

There are no material changes to this Item 4 from the Schedule 13D/A filed by the Reporting Persons with the Commission on July 29, 2022.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a. and b.) According to information received from the Issuer, as of September 6, 2022, there were 56,723,820 Common Shares issued and outstanding, reflecting an increase in the number of Common Shares issued and outstanding from the Schedule 13D/A filed by the Reporting Persons with the Commission on July 29, 2022 as a result of the exercise of pre-funded warrants for the purchase of one Common Share (the “Pre-Funded Warrants”) offered under the Issuer’s registered offering of Common Shares and Pre-Funded Warrants which closed on June 7, 2022.

Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:

Family Trading may be deemed to beneficially own 22,420,000 Common Shares, representing approximately 28.3% of the outstanding Common Shares. This percentage ownership is based on 79,143,820 Common Shares outstanding, which is calculated for this purpose by taking the sum of (i) 56,723,820 Common Shares issued and outstanding and (ii) 22,420,000 Common Shares, the number of Common Shares issuable upon the conversion of 13,452 Series E Preferred Shares held by Family Trading Inc. assuming conversion at a conversion price of $0.60, calculated as described in Item 6 below as of September 8, 2022. Family Trading has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 22,420,000 Common Shares. Family Trading has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 22,420,000 Common Shares.

The Trust may be deemed to beneficially own 22,520,000 Common Shares, representing approximately 28.5% of the outstanding Common Shares. This percentage ownership is based on 79,143,820 Common Shares outstanding, which is calculated for this purpose by taking the sum of (i) 56,723,820 Common Shares issued and outstanding and (ii) 22,420,000 Common Shares, the number of Common Shares issuable upon the conversion of 13,452 Series E Preferred Shares held by Family Trading Inc. assuming conversion at a conversion price of $0.60, calculated as described in Item 6 below as of September 8, 2022. Family Trading has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 22,520,000 Common Shares. Family Trading has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 22,520,000 Common Shares.

Voting and disposition of the Common Shares held by the Trust requires the approval of the Trustee of the Trust.

Except as described above, to the best knowledge of the Reporting Persons, no Common Shares are beneficially owned by the persons named in response to Item 2.

(c.) Except for those transactions described herein (see Item 3 and Item 6), to the best knowledge of the Reporting Persons, no other transactions in the Common Shares were effected by the persons named in response to Item 2 during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no material changes to this Item 6 from the Schedule 13D/A filed by the Reporting Persons with the Commission on July 29, 2022.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Undertaking.

Exhibit B

Certificate of Designation of Rights, Preferences and Privileges of Series D Preferred Stock (incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 6-K, filed with the Commission on May 8, 2017).

Exhibit C	Certificate of Amendment to Certificate of Designation of Rights, Preferences and Privileges of Series D Preferred Stock (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 6-K, filed on December 4, 2020).

Exhibit D	Stock Purchase Agreement dated March 29, 2019 (incorporated by reference to Exhibit 99.1 of the Issuer's Current Report on Form 6-K, filed with the Commission on April 1, 2019).

Exhibit E	Certificate of Designation of Series E Perpetual Convertible Preferred Stock dated March 29, 2019 (incorporated by reference to Exhibit 99.2 of the Issuer's Current Report on Form 6-K, filed with the Commission on April 1, 2019).

Exhibit F	Standstill Agreement dated August 20, 2020 (incorporated by reference to Exhibit 4.28 of the Issuer's Annual Report on Form 20-F, filed with the Commission on April 23, 2021).

Exhibit G	Sale and Purchase Agreement between Top Ships Inc. and Zizzy Charter Co. dated September 8, 2021 (incorporated by reference to Exhibit G of the Schedule 13D/A filed by the Reporting Persons with the Commission on September 24, 2021).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2022	FAMILY TRADING INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President/Director

THE LAX TRUST

NEW ZEALAND TRUST CORPORATION LIMITED, as Trustee

	By:	/s/ Karen Marshall
	Name:	Karen Marshall
	Title:	Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of TOP Ships Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A, and any amendments hereto, jointly on behalf of each such party.

Dated: September 8, 2022	FAMILY TRADING INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President / Director

THE LAX TRUST

NEW ZEALAND TRUST CORPORATION LIMITED, as Trustee

	By:	/s/ Karen Marshall
	Name:	Karen Marshall
	Title:	Director